

Mail Stop 3720

May 22, 2017

Mr. David Duckworth
Chief Financial Officer
Acadia Healthcare Company, Inc.
6100 Tower Circle, Suite 1000
Franklin, Tennessee 37067

> **Re: Acadia Healthcare Company, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 24, 2017**
> **Form 8-K Filed April 25, 2017**
> **File No. 001-35331**

Dear Mr. Duckworth:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Provision for Income Taxes, page 51</u>

1.   Please explain the nature of the disparity between the accounting treatment and the tax treatment of the UK Divestiture in 2016, which led to a significant difference in the effective tax rates for 2016 (87.3%) and 2015 (32.4%) as reported on page F-27.

9. Income Taxes, pages F-27 and F-29

2.   Please tell us the nature of transaction-related items which added 25.9% to your effective tax rate.

3.   Please disclose the domestic and foreign components of pre-tax income pursuant to Rule 4-08(h) of Regulation S-X.

4.   You state on page F-29 that you intend to utilize undistributed earnings of your foreign subsidiaries in foreign operations for an indefinite period of time. However, you also state that at December 31, 2016 there were no undistributed earnings. Please tell us how you utilized the undistributed earnings of your foreign subsidiaries which amounted to approximately $48.0 million at December 31, 2015.

Form 8-K filed April 25, 2017
Exhibit 99

5.   Your forward-looking non-GAAP measures on page 2 exclude a quantitative reconciliation in a location of equal or greater prominence. In your year-end earnings release you disclosed your reliance on the "unreasonable efforts" exception in Item 10(e)(1)(i)(B); however, we do not find such reference in the current earnings release. Please revise to comply with the guidance in Question 102.10 of the updated Compliance and Disclosure Interpretation Guidance on non-GAAP financial measures issued on May 17, 2016 in your next earnings release.

6.   Please refer to "The Constant Currency Condensed Consolidated Statements of Operations." We do not believe it is appropriate to present a full non-GAAP income statement in your filings with us, as it may attach undue prominence to the non-GAAP information. Please revise to delete the full non-GAAP income statement presentation in your next earnings release. Please refer to Instruction 2 to Item 2.02 of Form 8-K which states that certain provisions of Item 10(e) of Regulation S-K applies to disclosures under Item 2.02. We also refer you to the guidance in Questions 102.10 and 104.06 of the Compliance and Disclosure Interpretation on Non-GAAP Financial Measures as updated on May 17, 2016.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kathryn T. Jacobson, Senior Staff Accountant at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Robert S. Littlepage, for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications